UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Blonder Tongue Laboratories, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

093698108
(CUSIP Number)

James H. Williams c/o Blonder Tongue Laboratories, Inc. One Jake Brown Road Old Bridge, New Jersey 08857 (732) 679-4000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

DATE June 17, 2016
(Date of Event with Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 093698108	13D	Page 2 of 5 Pages

1		NAMES OF REPORTING PERSON James H. Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [_] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	7	SOLE VOTING POWER 507,649
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER -0-

	9	SOLE DISPOSITIVE POWER 507,649
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT OWNED BENEFICIALLY BY EACH REPORTING PERSON 507,649
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.27%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 093698108	13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to shares of the Common Stock of Blonder Tongue Laboratories, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is One Jake Brown Road, Old Bridge, New Jersey 08857.

Item 2. Identity and Background.

(a) This statement is filed by James H. Williams (the “Reporting Person”).

(b) The business address of the Reporting Person is One Jake Brown Road, Old Bridge, New Jersey 08857.

(c) The present principal occupation of the Reporting Person is serving as a director of the Issuer.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

The shares of Common Stock beneficially owned by the Reporting Person were acquired through purchases of shares, using personal funds, from the Issuer, including shares acquired through the exercise of options granted to the Reporting Person in connection with certain compensatory arrangements between the Issuer and the Reporting Person, shares granted to the Reporting Person in connection with certain compensatory arrangements between the Issuer and the Reporting Person and shares issued to the Reporting Person in connection with conversion of certain indebtedness of the Issuer held by the Reporting Person.  The Reporting Person also beneficially owns certain shares of Common Stock that may be acquired upon the exercise of options granted to the Reporting Person in connection with certain compensatory arrangements between the Issuer and the Reporting Person.

Item 4. Purpose of Transaction.

The shares covered by this Statement are being held for investment purposes only.  The Reporting Person may, from time to time, acquire beneficial ownership of additional securities of the Issuer (i) through the use of personal funds in transactions in the open market through a broker, in transactions directly with the Issuer, and/or in privately negotiated transactions and (ii) through grants and awards of options (and through the exercise of such options), restricted and unrestricted shares pursuant to compensatory arrangements between the Issuer and the Reporting Person and also may dispose of shares of the Issuer from time to time.

Except as described above, the Reporting Person has no present plans or proposals that relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

CUSIP No. 093698108	13D	Page 4 of 5 Pages

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

(j) Any action similar to any of those enumerated above.

Note that as indicated in Item 2 above, the Reporting Person currently serves as a director of the Issuer, and, as a result, may have influence over the corporate activity of the Issuer, including activity which may relate to or result in one or more of the transactions described in paragraphs (a) through (j) above.

Item 5.  Interest in Securities of the Issuer.

(a) As of April 26, 2019, the Reporting Person beneficially owned 507,649 shares of Common Stock which represents approximately 5.27% of the outstanding shares of the Common Stock of the Issuer. The 507,649 shares include (i) 468,483 shares owned of record or beneficially through brokerage accounts directly by the Reporting Person and (ii) 39,166 shares that may be acquired by the Reporting Person upon the exercise of options granted to him in connection with certain compensatory arrangements between the Issuer and the Reporting Person and exercisable within 60 days.

(b) The Reporting Person has the sole power to (i) vote or direct the vote of and (ii) dispose or cause the disposition of the shares of Common Stock of the Issuer identified in paragraph (a) above, except in the circumstances described in Item 6 below.

(c) The Reporting Person has not conducted any transactions in the Issuer’s securities during the past sixty days.

(d) No persons other than the Reporting Person are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares reflected in this Schedule 13D.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person has pledged 200,000 shares of Common Stock as collateral security for a revolving line of credit with a commercial bank.  Other than upon the occurrence, if any, of certain types of default under the revolving line of credit, the Reporting Person retains the right to vote and dispose of the shares subject to the pledge. There are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

None.

CUSIP No. 093698108	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 30, 2019

/s/ James H. Williams
James H. Williams